

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2019

William Dockman
Chief Financial Officer
W R GRACE & CO
7500 Grace Drive
Columbia, MD 21044

>   **Re: W R GRACE & CO**
>   **Form 10-K for the fiscal year ended December 31, 2018**
>   **Filed on February 28, 2019**
>   **File No. 1-13953**

Dear Mr. Dockman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction